SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 23 October 2020

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	2020 Third Quarter Trading Update dated 23 October 2020

Exhibit No: 99.1

23 October 2020

InterContinental Hotels Group PLC
2020 Third Quarter Trading Update

Highlights
●
Group Q3 RevPAR down 53.4%; continued outperformance in key markets; YTD down 52.3%
●
RevPAR reflects a 30%pts reduction in occupancy YoY, with rate holding at ~80% of prior year levels
●
Occupancy improved to 44% from 25% in Q2; 199 hotels (3% of estate) remained closed at 30 September
●
Net system size growth of 2.9% YoY; global estate now 890k rooms (5,977 hotels)
●
11k rooms opened (82 hotels), 23k YTD; 6.7k added across mainstream brands, 4.2k in upscale and luxury
●
Signed a further 14k rooms (82 hotels), 40k YTD; total pipeline now 286k rooms (1,899 hotels)
●
Fee Business costs on track to reduce by ~$150m in 2020; targeting half this level to be sustainable into 2021
●
Positive cash flow in Q3, leading to total available liquidity at end of September increasing to $2.1bn
●
After issuance of new bonds and partial repayment of 2022 bonds in early October, on a pro forma basis, liquidity increased further to $2.9bn

Keith Barr, Chief Executive Officer, InterContinental Hotels Group PLC, said:

“Trading improved in the third quarter, although progress continues to vary by region. RevPAR declined 53%, compared to a 75% decline in the prior quarter, while occupancy was 44%, up from 25% in Q2. Domestic mainstream travel remains the most resilient, and our industry-leading Holiday Inn Brand Family positions us well to meet that demand as it slowly returns. I want to thank all our incredible colleagues and hotel owners for their dedication to creating a clean, safe stay experience that every one of our guests can count on in these uncertain times.

Despite the challenges we’ve faced, we have continued to open new hotels and sign more into our pipeline. This is recognition of consumer preference for our brands and strong owner relationships, and also the long-term attractiveness of the markets we operate in and the relative resilience of our business model. We signed 82 hotels in the quarter, taking us to 263 year-to-date, more than a quarter of which are conversions. As we continue to invest in growth initiatives, we do so with a strict focus on cost reduction and an unwavering commitment to act responsibly for our people, guests, owners and local communities.

A full industry recovery will take time and uncertainty remains regarding the potential for further improvement in the short term, but we take confidence from the steps taken to protect and support our owners and drive demand back to our hotels as guests feel safe to travel. Our actions have resulted in ongoing industry outperformance in our key markets, and we remain focused on leveraging the strength of our brands, scale and market positioning to recover strongly and drive future growth.”

Regional performance

Americas

RevPAR was down 49.8% in Q3. Occupancy was 46%, compared to 28% in Q2. US RevPAR was down 47.3%, with our performance continuing to be ahead of the industry. The US franchised estate, which benefits from a weighting towards domestic demand-driven mainstream hotels, declined by 43% in the third quarter, whilst the US managed estate declined by 71% due to its weighting to luxury and upscale hotels in urban locations. There was sequential improvement in each month in the quarter, though the pace of improvement slowed. In early September, road trip ‘staycation’ demand saw occupancy on the Saturday of Labor Day weekend reach 69%.

We had 98% of our estate open at the end of September across the Americas. Of the 92 hotels that remain temporarily closed, the proportion of upscale and luxury hotels and those in the managed estate continues to result in an adverse mix impact.

We opened 6k rooms (57 hotels) and removed 2.9k rooms (17 hotels) in the quarter, with our net system size growing 1.7% YoY. Development activity saw ground broken on 30 hotels and 2.5k rooms (27 hotels) signed, including nine across the Holiday Inn Brand Family, three avid hotels and two Atwell Suites. Momentum continues to build for the voco brand that we brought to the region earlier in the year, with three conversions already signed.

Europe, Middle East, Asia & Africa

Q3 RevPAR declined 70.4%, with Europe down 72%, Australia 66% and the Middle East 65%. Occupancy was 31% for the quarter overall. As government-mandated closures and travel restrictions partially eased, leisure-related demand led to the rate of RevPAR decline improving in July and August, before weakening in September. Performance continued to be more challenging in the managed estate and particularly in the portfolio of 18 owned, leased and managed lease hotels in the region, with eight reopened over the course of the quarter but six still remained closed. In total, 105 hotels or 9% of the EMEAA estate remained temporarily closed at the end of September.

There were 2.7k rooms (15 hotels) opened and 1.4k rooms (four hotels) removed in the quarter, resulting in net system size growth of 2.6% YoY. We signed 3.0k rooms (18 hotels) in the region.

Greater China

RevPAR reduced 23.0% in Q3. Occupancy improved to 57%, having been 32% in Q2 and less than 10% in February. In Mainland China, RevPAR was down 32% in Tier 1 cities, whilst Tier 2-4 cities, which are more weighted to domestic and leisure demand, performed better with a decline of 12%. Over 20% of the portfolio achieved positive RevPAR growth for the quarter, which included resort destinations that benefited from ‘staycation’ demand over the summer months.

We opened 2.2k new rooms (10 hotels) in the quarter, with net rooms growth of 8.1% YoY. Signings totalled 8.1k rooms (37 hotels), representing an increase in development activity on the same quarter last year. Additions to the pipeline included 24 franchise signings across our Holiday Inn Express, Holiday Inn and Crowne Plaza brands, and 13 signings of management contracts including those across other brands.

Other updates on cost actions, liquidity and financing

●
We remain on track to reduce Fee Business costs by ~$150m in 2020 and with our target for around half of this level to be sustainable into 2021, whilst continuing to invest appropriately in growth initiatives.
●
Gross capital expenditure is expected to be ~$150m for 2020, a saving of ~$100m versus 2019.
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Our cost and cash preservation actions, strong focus on working capital and the improvement in trading led to positive free cash flow in Q3.
●
Invoices paid by our owners within 90 days of due date increased to ~90% in the Americas.
●
Total available liquidity increased to $2.1bn at the end of September, having been broadly unchanged at $2.0bn between April and July.
●
To optimise our staggered bond maturity profile, in early October we issued €500m 1.625% bonds and £400m 3.375% bonds maturing in 2024 and 2028 respectively; we subsequently repaid early £227m of our £400m 3.875% bonds maturing in November 2022.
●
Our next bond maturity is the £173m that remains to be repaid in November 2022, with no further bond maturities until Q4 2024.
●
On a pro forma basis for the bonds subsequently issued and repaid, our $2.1bn of total available liquidity at the end of September increased to $2.9bn.

Appendix 1: third quarter RevPAR movement summary
	Q3 2020			Q3 YTD 2020
	RevPAR	ADR	Occupancy	RevPAR	ADR	Occupancy
Group	(53.4)%	(21.2)%	(30.2)%pts	(52.3)%	(15.5)%	(30.4)%pts
Americas	(49.8)%	(19.5)%	(27.8)%pts	(48.3)%	(15.0)%	(27.6)%pts
EMEAA	(70.4)%	(24.3)%	(47.6)%pts	(62.9)%	(16.8)%	(40.8)%pts
G. China	(23.0)%	(11.8)%	(8.3)%pts	(48.0)%	(15.2)%	(23.4)%pts

Appendix 2: RevPAR movement at constant exchange rates (CER) vs. actual exchange rates (AER)

	Q3 2020			Q3 YTD 2020
	CER	AER	Difference	CER	AER	Difference
Group	(53.4)%	(53.2)%	0.2%pts	(52.3)%	(52.4)%	(0.1)%pts
Americas	(49.8)%	(49.9)%	(0.1)%pts	(48.3)%	(48.5)%	(0.2)%pts
EMEAA	(70.4)%	(69.7)%	0.7%pts	(62.9)%	(63.0)%	(0.1)%pts
G. China	(23.0)%	(21.8)%	1.2%pts	(48.0)%	(48.5)%	(0.5)%pts

Appendix 3: monthly RevPAR

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Group	(1.5)%	(10.8)%	(55.1)%	(81.9)%	(75.6)%	(67.4)%	(58.1)%	(51.0)%	(50.9)%
Americas	0.2%	(0.9)%	(49.0)%	(80.1)%	(72.5)%	(62.0)%	(54.0)%	(48.6)%	(46.4)%
EMEAA	2.1%	(11.3)%	(62.7)%	(89.3)%	(88.5)%	(85.3)%	(74.7)%	(66.3)%	(69.9)%
G. China	(24.6)%	(89.3)%	(81.4)%	(71.2)%	(57.1)%	(48.6)%	(35.9)%	(20.2)%	(11.0)%

Appendix 4: Q3 system and pipeline summary (rooms)

	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	10,853	(4,635)	6,218	889,582	2.9%	13,596	285,508
Americas	6,028	(2,902)	3,126	526,624	1.7%	2,522	109,245
EMEAA	2,660	(1,366)	1,294	222,486	2.6%	2,998	80,490
G. China	2,165	(367)	1,798	140,472	8.1%	8,076	95,773

Appendix 5: definitions

RevPAR, ADR and occupancy: RevPAR (revenue per available room), ADR (average daily rate) and occupancy are on a comparable basis, based on comparability as at 30 September 2020 and hotels that have traded in all months in both the current and prior year. The principal exclusions in deriving these measures are new openings, properties under major refurbishment and removals. These measures include the adverse impact of hotels temporarily closed as a result of Covid-19. Monthly RevPAR reflects those hotels which have been designated as comparable at the end of the respective quarterly period.

AER: actual exchange rates used for each respective period.

CER: constant exchange rates with 2020 exchange rates applied to each comparable period in 2019.

For further information, please contact:

Investor Relations (Stuart Ford; Rakesh Patel; Kavita Tatla)	+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham)	+44 (0)1895 512 097	+44 (0)7527 424 046

Conference call for analysts and shareholders:
A conference call with Paul Edgecliffe-Johnson, Chief Financial Officer and Group Head of Strategy, will commence at 9:00am (London time) on 23 October 2020 and can be accessed at www.ihgplc.com/en/investors/results-and-presentations.

For analysts and shareholders wishing to ask questions, please use the dial-in details below which will have a Q&A facility:

UK local:	0203 936 2999
UK:	0800 640 6441
US:	+1 855 979 6654
All other locations:	+44 203 936 2999
Passcode:	19 66 11

A recording of the conference call will be available for 7 days from approximately 11.30am London time; details are below:

UK:	0203 936 3001
US:	+1 845 709 8569
All other locations:	+44 203 936 3001
Passcode:	85 10 72

Website:
The full release and supplementary data will be available on our website from 7:00am (London time) on 23 October. The web address is www.ihgplc.com/en/investors/results-and-presentations.

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn® Hotels & Resorts , Holiday Inn Express®, Holiday Inn Club Vacations®, avid™ hotels, Staybridge Suites®, Atwell Suites™, and Candlewood Suites®.

IHG franchises, leases, manages or owns nearly 6,000 hotels and 890,000 guest rooms in more than 100 countries, with approximately 1,900 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group’s holding company and is incorporated in Great Britain and registered in England and Wales. Approximately 400,000 people work across IHG’s hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: https://www.ihgplc.com/en/news-and-media and follow us on social media at: https://twitter.com/ihgcorporate, www.facebook.com/ihgcorporate and www.linkedin.com/company/intercontinental-hotels-group.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements. The main factors that could affect the business and the financial results are described in the ‘Risk Factors’ section in the current InterContinental Hotels Group PLC’s Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	23 October 2020